SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

Dice, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25301P107
(CUSIP Number)

Stephen M. Schultz,  Esq.
Kleinberg,  Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue,  New York,  New York  10176
Tel:  (212)  986-6000
(Name,  Address  and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  465,546

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  465,546

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  465,546

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  547,379

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  547,379

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  547,379

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  547,379

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  547,379

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  547,379

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock (the "Common Stock") of Dice, Inc. (the "Issuer"). The Issuer's principal executive office is located at 3 Park Avenue, New York, New York 10016.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     The business address of each of Elliott, EICA, Singer and Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The business address of each of Elliott International and Hambledon is c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

     The principal business of each of Elliott and Elliott International is to purchase, sell, trade and invest in securities. The principal business of EICA is the furnishing of investment advisory services to Elliott International. The principal business of Mr. Singer is serving as general partner of Elliott and Capital Advisors and as president of EICA. The principal business of Capital Advisors is serving as general partner of Elliott. The principal business of Hambledon is serving as general partner of Elliott International.

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $5,749,000

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,159,625

ITEM 4.  Purpose of Transaction.

         Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

         Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law, including, but not limited to, considering the possibility of acquiring a controlling interest in the Issuer and/or seeking to replace the Issuer's Board of Directors.

         On October 11, 2001, Elliott and Elliott International together sent a letter to the members of the Issuer's Board of Directors in which they proposed that the Company repurchase all $80 million of the Issuer's outstanding 7% Convertible Bonds due January 25, 2005 for $20 million of cash and newly issued shares of Common Stock representing approximately 76% of the total number of shares outstanding after such issuance. A copy of this letter is attached hereto as Exhibit B.

         Except as set forth herein, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 465,546 shares of Common Stock, constituting 4.2% of all of the outstanding shares of Common Stock.

         Elliott International and EICA beneficially own an aggregate of 547,379 shares of Common Stock, constituting 4.9% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA benefically own 1,012,925 shares of Common Stock constituting 8.7% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                            Approx. Price per
                  Amount of Shs.            Security (excl. of
Date              Security Bought/(Sold)    commissions)
----              -------- -------------    ------------------

8/24/01  Common   (1,250)                   $0.91
8/27/01  Common   (12,500)                  $1.09
10/5/01  Common    10,000                   $1.22

8/10/01  Bond(1)   23,018(2)             $275,750(3)

         Elliott effected the above transactions on Nasdaq.

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                            Approx. Price per
                  Amount of Shs.            Share (excl. of
Date              Security Bought/(Sold)    commissions)
----              -------- -------------    ------------------

8/24/01  Common   (1,250)                   $0.91
8/27/01  Common   (12,500)                  $1.09
10/5/01  Common    17,500                   $1.22

8/10/01  Bond(1)   28,133(2)             $337,028(3)


         Elliott International effected the above transactions on Nasdaq.

(1)      Issuer's 7% Convertible Bonds due January 25, 2005.
(2) Reflecting the number of shares into which the 7% Convertible Bonds are convertible.
(3)      Total cost of transaction.

         No other transactions in the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e)      Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.


ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Letter to Issuer's Board of Directors dated October 11,
2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 11, 2001

         ELLIOTT ASSOCIATES, L.P.



         By: /s/ Paul E. Singer
             ------------------
                  Paul E. Singer
                  General Partner


     ELLIOTT  INTERNATIONAL,  L.P. By: Elliott  International  Capital  Advisors
                                Inc., as Attorney-in-Fact



                  By: /s/ Paul E. Singer
                      ------------------
                           Paul E. Singer
                           President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.



         By: /s/ Paul E. Singer
             ------------------
                  Paul E. Singer
                  President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Dice, Inc. dated October 11, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  October 11, 2001

         ELLIOTT ASSOCIATES, L.P.



         By: /s/ Paul E. Singer
             ------------------
                  Paul E. Singer
                  General Partner


     ELLIOTT  INTERNATIONAL,  L.P. By: Elliott  International  Capital  Advisors
                                Inc., as Attorney-in-Fact



                  By: /s/ Paul E. Singer
                      ------------------
                           Paul E. Singer
                           President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.



         By: /s/ Paul E. Singer
             ------------------
                  Paul E. Singer
                  President

                                    EXHIBIT B

                   LETTER TO BOARD OF DIRECTORS OF DICE, INC.

                              [ELLIOTT LETTERHEAD]

                                                              October 11, 2001

Dice, Inc.
3 Park Avenue
New York, NY  10016

Dear Members of the Board of Directors:

Jack D. Hidary
Peter Derow
Scot W. Melland
Cary Davis
Murray Hidary
Henry Kressel
James Citrin
Jeremy Davis

Elliott Associates, L.P. and certain of its related entities ("Elliott") have been shareholders and bondholders of Dice, Inc. ("Dice" or the "Company") for approximately 17 months. Elliott currently owns $35 million aggregate principal amount of the Company's 7% Convertible Subordinated Notes (the "7% Notes") and beneficially owns approximately 8% of the Company's outstanding common stock. Based on the dollar value of its holdings, Elliott is the single largest stakeholder in the Company.

Elliott has been disappointed watching the Board of Directors remain passive as the intrinsic value of the Company has eroded during the past year. The Company's stock price has declined 99% from a high of $89.00 to its recent price of approximately $1.00. On a pro forma basis, EBITDA has fallen from $15.5 million in 2000 to an estimated $7 million in 2001. Cash will have been depleted from $50 million to approximately $25 million in the span of only 12 months. Most troubling is the fact that the directors, as fiduciaries, appear to have no interest in pursuing actions designed to enhance shareholder value and reduce debt.

Elliott believes that it would be in the best interest of the Company and all of its stakeholders to rehabilitate the Company's capital structure through a recapitalization of the Company. Elliott proposes the Company purchase all $80 million of the Company's outstanding 7% Notes for $20 million of cash and newly issued shares of common stock representing approximately 76% of the total number of shares outstanding after such issuance. This recapitalization would have the following benefits:


o The Company's high degree of leverage, and the associated bankruptcy risk, would be substantially eliminated. The current shareholders would retain their existing shares, which would represent an approximate 24% equity interest in the recapitalized, debt-free company.

o Annual cash interest expense of $5.6 million would be eliminated. Currently, interest on the 7% Notes represents an annual cost of $0.52 per share.

o The 7% Notes would be repurchased at a significant discount to their face value. Dice would recognize a $25 million gain from the retirement of this debt, which would directly increase shareholder's equity.

o The Board of Directors would be accountable to a broader group of shareholders. The Board is currently dominated by a group of shareholders owning approximately 34% of the outstanding shares. With the influence of this group reduced, shareholders would have greater opportunity to pursue a sale of the recapitalized Company or other strategic alternatives to maximize value for all shareholders.


The Board owes a fiduciary duty to all stakeholders to act now before further value is dissipated. Elliott may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. Elliott may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law, including, but not limited to, considering the possibility of acquiring a controlling interest in the Company and/or seeking to replace the Company's Board of Directors.

Please contact my colleague, Dan Yarsky, at (212) 506-2999 or me immediately so that we can discuss our thoughts regarding a recapitalization of the Company.

                                            Sincerely,

                                            /s/ Norbert Lou
                                            ---------------

                                            Norbert Lou
                                            Portfolio Manager
                                            Elliott Associates, L.P.